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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*


                              Creative Vistas, Inc.
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                  225300 10 2
                                 --------------
                                 (CUSIP Number)


                           Miller Capital Corporation
                       4909 East McDowell Rd., Suite 100
                             Phoenix, Arizona 85008
                                 (602) 225-0504
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 9, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 225300 10 2                                          Page 2 of 4 Pages
---------------------                                          -----------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Miller Capital Corporation
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]

    The shares of Company Common Stock held in the name of Miller Capital Corporation are beneficially owned by Rudy R. Miller.
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    Arizona
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     419,760
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     0
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       419,760
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     0
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    419,760
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    42%
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 225300 10 2                                          Page 3 of 4 Pages
---------------------                                          -----------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock") of Creative Vistas, Inc. (the "Company"). The principal executive offices of the Company are located at 4909 East McDowell Road, Suite 100, Phoenix, Arizona 85008.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Miller Capital Corporation ("Miller"), an Arizona corporation whose business address is 4909 East McDowell Road, Suite 100, Phoenix, AZ 85008. During the last five years, Miller has not been convicted in a criminal proceeding of the type required to be disclosed herein. Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEMS 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Miller acquired the shares of Common Stock in the Company pursuant to the Company's Modified Plan of Reorganization under Chapter 11.

ITEM 4. PURPOSE OF TRANSACTION

     Pursuant to the Company's modified plan of reorganization, as confirmed by the Bankruptcy Court on November 27, 1996, the Company issued an aggregate of 95% of its issued and outstanding shares of Common Stock to nominees or transferees of 4909 East McDowell Joint Venture to satisfy certain rent obligations. Miller received 419,760 shares of the Company's Common Stock as a nominee of 4909 East McDowell Joint Venture.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Miller beneficially owns 419,760 shares of the Common Stock of the Company, comprising approximately 42% of the outstanding Common Stock of the Company.

(b) Miller has the sole power to vote and to dispose of the securities described in subsection (a).

(c) Miller has not effected any transaction in securities of the Company during the past sixty (60) days.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1 - Modified Plan of Reorganization of the Company.*

     Exhibit 2 - Certification Regarding Joint Filing of Schedule 13D.

----------
* Incorporated by reference to Exhibit 1.1 to the Company's Form 10-QSB filed with the Commission on August 15, 2000.

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP NO. 225300 10 2                                          Page 4 of 4 Pages
---------------------                                          -----------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


By: /s/ Rudy R. Miller
    ----------------------------------------------------
    Its: Chairman, President and Chief Executive Officer

Dated: August 10, 2000

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.SS. 1001).